May 6, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Unify Corporation
Form 10-K for the Fiscal Year Ended April 30, 2010 (“Form 10-K”)
Filed July 12, 2010
Form 10-Q for the Quarterly Period Ended January 31, 2011
Filed March 15, 2011
File No. 001-11807

Dear Mr. Gilmore:

This letter responds to the letters of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated April 28, 2011 and April 29, 2011, to Steven Bonham, Chief Financial Officer of Unify Corporation (the “Company”).

Referring to the April 28, 2011 SEC letter:

Exhibit Index

1.	We note your response to prior comment 6. Please be advised that we will be unable to complete our review of the Form 10-K until all comments relating to your request for confidential treatment have been resolved. Comments relating to your request for confidential treatment will be issued under separate cover.

RESPONSE: The Company hereby acknowledges that the Staff will not be able to complete its review of the Form 10-K until all comments relating to our confidential treatment request have been resolved. We supplementally advise the Staff that we received a letter from the Staff dated April 27, 2011 related to the confidential treatment request we filed on March 7, 2011 and are in the process of preparing a related response.

Referring to the April 29, 2011 SEC letter:

Form 10-Q for the Quarterly Period Ended January 31, 2011
Notes to Unaudited Condensed Consolidated Financial Statements
Note 2. Acquisition
AXS-One Inc., page 8

1.	We note your disclosure indicating that the tabular presentation includes the consideration paid for AXS-One and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, June 30, 2009. However, we note that the contingent consideration included in the fair value of total consideration line has been subsequently adjusted for changes that were not measurement period adjustments. In future filings, please disclose the fair value of the total consideration transferred, including the fair value of contingent consideration, on the date of the acquisition exclusive of adjustments made outside of the measurement period pursuant to ASC 805-30-50-1.

Unify Corporation	1420 Rocky Ridge Dr., Suite 380	Roseville, CA 95661	PH 916-218-4700

Securities and Exchange Commission

May 6, 2011

RESPONSE: For future filings, the Company hereby undertakes to disclose the fair value of the total consideration transferred, including the fair value of contingent consideration, on the date of any acquisition exclusive of adjustments made outside of the measurement period pursuant to ASC 805-30-50-1.

Note 4. Goodwill and Intangible Assets, page 13

2.	We note that goodwill increased significantly during the nine months ended January 31, 2011, however, you disclose the ending balance only. In future filings, please include a reconciliation of the beginning and ending goodwill balances pursuant to ASC 805-30-50-4(b).

RESPONSE: For future filings, the Company hereby undertakes to include a reconciliation of the beginning and ending goodwill balances pursuant to ASC 805-30-50-4(b).

With this letter, we acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	the SEC comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (916) 218-4788 or our Company counsel, Sanjay M. Shirodkar of DLA Piper LLP (US), at (410) 580-4184 should you have any further questions, comments, or concerns.

Very truly yours,
Unify Corporation

By: /s/ Steven D. Bonham
Steven D. Bonham
Chief Financial Officer

cc: Sanjay M. Shirodkar, Esq.